EX-99.B-77C

SUB-ITEM 77C: Submission of matters to a vote of securityholders

SHAREHOLDER MEETING RESULTS

On July 19, 2007, a special shareholder meeting (Meeting) for W&R Target Limited-Term Bond Portfolio, a series of W&R Target Funds, Inc., was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal 1: To approve a Plan of Reorganization and Termination providing for (1) the transfer of all the assets of Limited-Term Bond Portfolio to, and the assumption of all of the liabilities of Limited-Term Bond Portfolio by, Bond Portfolio, a series of W&R Target Funds, Inc., in exchange for shares of Bond Portfolio and (2) the distribution of such shares to the shareholders of Limited-Term Bond Portfolio in complete liquidation of Limited-Term Bond Portfolio.

For	Against	Abstain
10,727,302.908	364,330.930	844,474.329